SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02050230

P.E.
8/1/02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc
(Translation of Registrant's Name Into English)

31 Gresham Street, London, England, EC2V 7QA
(Address of Principal Executive Offices)

(Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _x_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______)

Schroder Ventures International Investment Trust plc
www.sviit.co.uk

For immediate release 2 August 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC (SVIIT)

REALISATION OF MARKET PLACE MEDIA AND INVESTMENT IN WHITTAN STORAGE SYSTEMS

Realisation
Schroder Ventures US Fund (SVUS) has sold its entire holding in Market Place Media (MPM) to Alloy, Inc., a media, direct marketing and marketing services company targeting the youth market.

SVIIT, as an investor in SVUS, has received approximately £4.3 million to date from this realisation, with further monies being held in escrow (which amount to approximately £1 million for SVIIT). MPM was acquired by SVUS in July 2001 and SVIIT's share of the investment was valued at £2.9 million in December 2001.

MPM is a leading media placement and promotions company specialising in the university, multi-cultural and military markets. It is headquartered in Santa Barbara, California and has offices in New York, Chicago and Los Angeles.

Nick Ferguson, CEO of SVIIT commented: "Whilst falling equity markets and corporate caution have made realisations more difficult over the last year or so, quality businesses, like MPM, are still attractive to trade buyers and realisations at a premium remain possible."

Investment
Permira Europe II has backed the 106.8 million buy-out of Whittan Storage Systems (WSS) from Wagon plc. WSS is a European market leader in the supply of storage systems with manufacturing facilities in the UK, Spain and Benelux.

Through its commitment to Permira Europe II, SVIIT's share in the equity of this investment is £4.3 million, representing 1.0% of net assets (based on 31 December 2001 figures).

For further information, please contact:

Schroder Ventures International Investment Trust plc
Nick Ferguson 020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter 020 7010 8925

GCI Financial
Emily Morris/Annabel O'Connor 020 7072 4226/4287

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

Date: 2 August 2002

By:........John Speddling........

For and on behalf of Schroder Investment Management Limited, Secretaries